UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: September 13, 2022

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2022 and 2021 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2021 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2022.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including completion of the acquisition of the 36-drybulk fleet from Navios Maritime Holdings Inc. (“Navios Holdings”) and the ability to realize the projected advantages of this acquisition, Navios Partners’ 2022 cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists, uncertainty relating to global trade, including the impact of inflation, prices of seaborne commodities and continuing issues related to seaborne volume, foreign currency fluctuations, the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybulk, containerships and tanker vessels in particular, dry cargo and tanker industry trends, fluctuations in charter rates for drybulk, containerships and tanker vessels, vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Table of Contents	2

Recent Developments

Fleet Developments

Acquisition of a 36-Vessel Drybulk Fleet for $835.0 million

On July 26, 2022, Navios Partners agreed to acquire a 36-vessel drybulk fleet for a gross purchase price of $835.0 million, including the assumption of $441.6 million of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments(the “Transaction”), from Navios Holdings. The fleet consists of 26 owned vessels and 10 chartered-in vessels (all with purchase options). On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

Sale of One Vessel

On September 6, 2022, Navios Partners agreed to sell the Navios Camelia, a 2009-built Panamax vessel of 75,162 dwt to an unrelated third party for a sale price of $15.0 million. The sale is expected to be completed during the fourth quarter of 2022.

$100.0 million unit repurchase program

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

Credit Facilities

In September 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount up to $210.0 million in order to refinance indebtness secured on 15 drybulk vessels and five containerships. The credit facility matures in the second quarter of 2025 and bears interest at Secured Overnight Financing Rate (“SOFR”) plus 250 bps per annum.

In July 2022, Navios Partners agreed to enter into a new credit facility with a commercial bank for a total amount of up to $86.2 million in order to finance the acquisition of two newbuilding 5,300 TEU containerships. The credit facility will mature seven years after the drawdown and will bear interest at SOFR plus 200 bps per annum. The facility remains subject to completion of definitive documentation and is expected to close in the third quarter of 2022.

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd. is our general partner (the “General Partner”).

As of August 31, 2022, there were 30,197,087 outstanding common units and 622,555 general partnership units. Navios Holdings currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

Fleet

Following the completion of the Transaction, Navios Partners’ fleet consists of 90 Drybulk vessels, 48 Containerships and 49 Tanker vessels, including three newbuilding Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022, two newbuilding Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, one newbuilding Panamax vessel expected to be delivered by the first half of 2023, four newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and the first half of 2025, 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024, one Containership agreed to be sold and expected to be delivered in September 2022 and one Panamax vessel agreed to be sold and expected to be delivered in the fourth quarter of 2022.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and/or bulk liquid chemicals. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of August 31, 2022:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Navios La Paix	Ultra-Handymax	2014	61,485	—	111% averageBSI 58 10TC	Apr-23
Navios Christine B	Ultra-Handymax	2009	58,058	$16,150	No	Oct-22
Navios Amaryllis	Ultra-Handymax	2008	58,735	$28,575	No	Sep-22
Serenitas N	Ultra-Handymax	2011	56,644	—	99.0% average BSI 58 10TC	Jul-23
Navios Ulysses	Ultra-Handymax	2007	55,728	$28,500	No	Sep-22
Navios Celestial	Ultra-Handymax	2009	58,063	$35,150	—	Sep-22
Navios Vega	Ultra-Handymax	2009	58,792	—	100.0% average BSI 58 10TC	Feb-23
Navios Hyperion	Panamax	2004	75,707	$19,000	No	Nov-23
Navios Alegria	Panamax	2004	76,466	$16,625	No	Oct-22
Navios Orbiter	Panamax	2004	76,602	—	—	Spot
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 4TC	Nov-22
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 4TC	Jan-23
Navios Hope	Panamax	2005	75,397	—	100.0% average BPI 4TC	Mar-23
Navios Sagittarius	Panamax	2006	75,756	$12,350	No	Sep-22
Navios Harmony	Panamax	2006	82,790	$11,638	No	Sep-22
Navios Prosperity I	Panamax	2007	75,527	—	—	Spot
Navios Libertas	Panamax	2007	75,511	—	—	Spot

Table of Contents	3

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Navios Symmetry	Panamax	2006	74,381	$9,500	No	Sep-22
Navios Apollon I	Panamax	2005	87,052	—	105.0% average BPI 4TC	Nov-22
Navios Sphera	Panamax	2016	84,872	—	108.0% average BPI 82	Feb-23
Navios Camelia(30)	Panamax	2009	75,162	$11,875	No	Sep-22
Navios Anthos	Panamax	2004	75,798	$26,410	No	Nov-22
Copernicus N	Panamax	2010	93,062	$9,500 —	No 107.0% average BPI 4TC	Oct-22 Sep-23
Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Feb-23
Odysseus N	Panamax	2011	79,642	—	100.50% average BPI 4TC	Feb-23
Navios Victory	Panamax	2014	77,095	—	106.75% average BPI 4TC	Oct-23
Navios Avior	Panamax	2012	81,335	—	100.0% average BPI 82	Feb-23
Navios Centaurus	Panamax	2012	81,472	$17,575	No	Sep-22
Navios Primavera(7)	Panamax	2022	82,003	—	112.0% average BPI 82	Jul-23
Navios Taurus	Panamax	2005	76,596	$12,350	No	Sep-22
Navios Asteriks(5)	Panamax	2005	76,801	$10,925	No	Oct-22
N Amalthia	Panamax	2006	75,318	—	92.0% average BPI 82	Dec-22
Navios Galileo	Panamax	2006	76,596	—	101.0% average BPI 4TC	Nov-22
N Bonanza	Panamax	2006	76,596	—	100.0% average BPI 4TC	Jan-23
Rainbow N	Panamax	2011	79,642	—	101.0% average BPI 4TC	Oct-22
Jupiter N	Post-Panamax	2011	93,062	—	108.0% average BPI 4TC	Sep-22
Navios Sky	Kamsarmax	2015	82,056	$18,763	No	Jan-23
Navios Herakles I	Kamsarmax	2019	82,036	$30,638	No	Sep-22
Navios Uranus	Kamsarmax	2019	81,516	$20,900	No	Jan-23
Navios Felicity I	Kamsarmax	2020	81,946	$31,825	No	Nov-22
Navios Galaxy II	Kamsarmax	2020	81,789	$33,547 $13,419 —	No No 125.0% average BPI 4TC	Sep-22 Dec-22 Jan-23
Navios Magellan II	Kamsarmax	2020	82,037	$33,938 —	No 124.375% average BPI 4TC	Sep-22 Jan-23
Navios Beaufiks(5)	Capesize	2004	180,310	$22,563	No	Sep-23
Navios Symphony	Capesize	2010	178,132	—	97.0% average BCI 5TC	Dec-22
Navios Fantastiks(6)	Capesize	2005	180,265	$21,650	No	Mar-23
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	Apr-23
Navios Pollux(6)	Capesize	2009	180,727	—	100.0% of pool earnings	Nov-22
Navios Sol(7)	Capesize	2009	180,274	$33,440 —	No 110.0% average BCI 5TC	Sep-22 Mar-23
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	Jan-23
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	Mar-23
Navios Melodia	Capesize	2010	179,132	—	105.0% average BCI 5TC	Feb-23
Navios Luz	Capesize	2010	179,144	—	102.0% average BCI 5TC	May-23
Navios Ace(8)	Capesize	2011	179,016	—	107.25% average BCI 5TC	Feb-23
Navios Aster	Capesize	2010	179,314	$27,731	No	Feb-23
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	Nov-23
Navios Gem	Capesize	2014	181,336	$28,500	No	Jan-23
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	Oct-23
Navios Koyo	Capesize	2011	181,415	—	111.0% average BCI 5TC	Mar-23
Navios Ray(9)	Capesize	2012	179,515	—	102.0% average BCI 5TC	Jan-23
Navios Bonavis(6)	Capesize	2009	180,022	—	101.5% average BCI 5TC	Mar-23
Navios Azimuth	Capesize	2011	179,169	—	100.0% average BCI 5TC	Jan-23
Navios Stellar(10)	Capesize	2009	169,001	—	95.75% average BCI 5TC	Feb-23
Navios Happiness	Capesize	2009	180,022	$36,281 —	No 100.5% average BCI 5TC	Sep-22 Oct-22
Navios Phoenix(6)	Capesize	2009	180,242	$37,862 $14,669 —	No No 100.0% average BCI 5TC + $2,000 per day	Sep-22 Dec-22 Jan-23
Navios Lumen(10)	Capesize	2009	180,661	$31,920 —	No 105.0% average BCI 5TC	Sep-22 Dec-22
Navios Antares(12)	Capesize	2010	169,059	—	95.75% average BCI 5TC	Feb-23
Navios Etoile	Capesize	2010	179,234	$35,150 —	No 100.0% average BCI 5TC	Sep-22 Mar-23
Navios Bonheur	Capesize	2010	179,259	—	100.5% average BCI 5TC	Nov-22
Navios Altamira	Capesize	2011	179,165	$36,524 —	No 100.25% average BCI 5TC	Sep-22 Feb-23
Navios Canary(33)	Capesize	2015	180,528	$37,872 —	No 119.0% average BCI 5TC	Sep-22 Dec-22
Navios Corali(33)	Capesize	2015	181,249	$34,438 —	No 100.0% average BCI 5TC + $4,370 per day	Sep-22 Nov-22
Table of Contents	4

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Spectrum N	Containership	2009	2,546	$36,538	No	Mar-25
Protostar N	Containership	2007	2,741	$46,556	No	Nov-25

Fleur N	Containership	2012	2,782	$19,750	No	Mar-24
Ete N	Containership	2012	2,782	$19,750	No	Feb-24
Navios Summer(5)	Containership	2006	3,450	$45,480 $39,795 $30,320 $20,845 $34,110	No No No No No	May-23 May-24 May-25 May-26 Jul-26

Matson Oahu(5)	Containership	2006	3,450	$22,713	No	May-23
Navios Spring(5)	Containership	2007	3,450	$58,500	No	May-25
Navios Vermilion(5)	Containership	2007	4,250	$54,313 $45,425 $23,972 $41,722	No No No No	Dec-22 Dec-23 Nov-24 Dec-24

Navios Indigo(5)	Containership	2007	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Aug-26

Matson Lanai(5)	Containership	2007	4,250	$55,794	No	Jul-25
Navios Amarillo(5)	Containership	2007	4,250	$20,845 $92,381 $63,956 $28,425 $ 9,475	No No No No No	Jan-23 Jan-24 Jan-25 Jan-26 Jan-28

Navios Verde(5)	Containership	2007	4,250	$20,845	No	Jun-23
Navios Azure(5)	Containership	2007	4,250	$22,678	No	Oct-22
Navios Domino(5)	Containership	2008	4,250	$24,934	No	Jun-23
Navios Delight(5)	Containership	2008	4,250	$45,425	No	Jan-24
Navios Destiny(5)	Containership	2009	4,250	$54,313 $45,425 $23,972 $41,722	No No No No	Nov-22 Nov-23 Oct-24 Nov-24

Navios Devotion(5)	Containership	2009	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Mar-23 Mar-24 Mar-25 Mar-26 Jul-26

Navios Lapis	Containership	2009	4,250	$31,353	No	May-23
Navios Tempo	Containership	2009	4,250	$44,438	No	Sep-25
Navios Dorado	Containership	2010	4,250	$21,676	No	Jun-23
Zim Baltimore (ex Navios Felicitas)	Containership	2010	4,360	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Jan-23 Jan-24 Jan-25 Jan-26 May-26

Bahamas	Containership	2010	4,360	$22,219 $60,000	No No	Dec-22 May-25

Zim Carmel	Containership	2010	4,360	$61,114 $42,164 $32,689 $23,214 $39,795	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Jun-26

Table of Contents	5

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Navios Miami	Containership	2009	4,563	$54,313 $45,425 $23,972 $41,722	No No No No	Nov-22 Nov-23 Oct-24 Nov-24

Navios Magnolia	Containership	2008	4,730	$54,313 $45,425 $23,972 $41,722	No No No No	Nov-22 Nov-23 Oct-24 Nov-24

Navios Jasmine	Containership	2008	4,730	$21,825 $60,000	No No	Dec-22 Apr-25

Navios Chrysalis	Containership	2008	4,730	$30,083	No	Jul-23
Navios Nerine	Containership	2008	4,730	$54,313 $45,425 $23,972 $41,722	No No No No	Oct-22 Oct-23 Sep-24 Oct-24

Hyundai Hongkong(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28

Hyundai Singapore(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28

Hyundai Tokyo(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28

Hyundai Shanghai(4)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29

Hyundai Busan(4)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29

Navios Unite(5)(30)	Containership	2006	8,204	$27,840	No	Sep-22
Navios Unison(12)	Containership	2010	10,000	$26,276	No	Jun-26
Navios Constellation(12)	Containership	2011	10,000	$26,276	No	Jun-26

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Cosmos(13)	Chemical Tanker	2010	25,130	Floating Rate	No	Nov-22
Nave Polaris(13)	Chemical Tanker	2011	25,145	Floating Rate	No	Nov-22
Perseus N(11)	MR1 Product Tanker	2009	36,264	$12,591	No	Dec-22

Star N(32)	MR1 Product Tanker	2009	37,836	Floating Rate	No	Jan-23
Hector N	MR1 Product Tanker	2008	38,402	$14,319 $15,306	No No	Jun-23 Oct-23

Nave Dorado(15)	MR2 Product Tanker	2005	47,999	$12,838	Yes	Dec-22
Nave Aquila(6)	MR2 Product Tanker	2012	49,991	$15,208 $27,181	No No	Sep-22 Mar-23
Nave Atria(6)(16)	MR2 Product Tanker	2012	49,992	$13,948	No	May-23
Nave Capella(12)	MR2 Product Tanker	2013	49,995	$13,956	No	Feb-23
Nave Alderamin(12)	MR2 Product Tanker	2013	49,998	$13,956	No	Dec-22

Nave Pyxis(10)	MR2 Product Tanker	2014	49,998	$15,881	No	Feb-23
Nave Bellatrix(6)	MR2 Product Tanker	2013	49,999	$23,083	No	Jun-23
Nave Orion(6)	MR2 Product Tanker	2013	49,999	$13,956	No	Dec-22

Nave Titan(12)	MR2 Product Tanker	2013	49,999	$13,716	No	Mar-23
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,813	No	Dec-22
Nave Jupiter	MR2 Product Tanker	2014	49,999	$16,491	No	Aug-23
Nave Velocity(18)(12)	MR2 Product Tanker	2015	49,999	$15,553	No	Oct-24

Table of Contents	6

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Sextans(12)	MR2 Product Tanker	2015	49,999	$16,844	No	May-23

Nave Orbit(19)(11)	MR2 Product Tanker	2009	50,470	$14,418	No	Mar-23
Nave Equator(5)	MR2 Product Tanker	2009	50,542	$13,500 $23,651	No No	Oct-22 Jun-23
Bougainville(10)	MR2 Product Tanker	2013	50,626	$13,578	No	Oct-22
Nave Equinox(20)(11)	MR2 Product Tanker	2007	50,922	$12,591 $20,392	No No	Sep-22 Sep-24
Nave Pulsar(5)(34)	MR2 Product Tanker	2007	50,922	$22,713	No	Jan-23
Aurora N(22)	LR1 Product Tanker	2008	63,495	Floating Rate	No	Nov-22
Lumen N(22)	LR1 Product Tanker	2008	63,599	Floating Rate	No	Nov-22
Nave Cetus(12)(23)	LR1 Product Tanker	2012	74,581	$14,138	No	Dec-22
Nave Ariadne(22)	LR1 Product Tanker	2007	74,671	Floating Rate	No	Nov-22
Nave Cielo	LR1 Product Tanker	2007	74,671	$26,564	No	Sep-23
Nave Rigel(23)	LR1 Product Tanker	2013	74,673	$14,138	No	Dec-22
Nave Atropos(10)	LR1 Product Tanker	2013	74,695	$14,813	No	Oct-22
Nave Cassiopeia(12)(24)	LR1 Product Tanker	2012	74,711	Floating Rate	No	Oct-22
Nave Andromeda(12)(24)	LR1 Product Tanker	2011	75,000	Floating Rate	No	Oct-22
Nave Estella(12)	LR1 Product Tanker	2012	75,000	$15,400	No	Jan-23
Nave Constellation(29)	VLCC	2010	296,988	Floating Rate	Yes	Dec-22
Nave Universe	VLCC	2011	297,066	Freight Voyage	—	Sep-22
Nave Galactic(26)	VLCC	2009	297,168	$17,775	Yes	Sep-22
Nave Spherical(27)	VLCC	2009	297,188	Floating Rate	No	Jan-24
Nave Quasar(28)	VLCC	2010	297,376	$16,788	Yes	Feb-23
Nave Photon(29)	VLCC	2008	297,395	Floating Rate	Yes	Dec-22
Nave Buena Suerte(17)	VLCC	2011	297,491	$47,906	Yes	Jun-25
Nave Synergy	VLCC	2010	299,973	Freight Voyage	—	Sep-22

Bareboat Charter-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	—	109.75% average BPI 82	Jun-24
Navios Amitie	Panamax	2021	82,002	—	110.0% average BPI 82	Jan-24

Navios Star	Panamax	2021	81,994	—	110.0% average BPI 82	Feb-24
Nave Electron(17)	VLCC	2021	313,239	$47,906	Yes	Jan-26
Baghdad(21)	VLCC	2020	313,433	$27,816	No	Sep-30
Erbil(21)	VLCC	2021	313,486	$27,816	No	Feb-31
Nave Celeste(25)	VLCC	2022	313,418	Floating rate	No	Jul-24

Charter-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Lyra	Ultra-Handymax	2012	34,718	$23,275	No	Oct-22

Navios Venus	Ultra-Handymax	2015	61,339	$30,400	No	Sep-22
Navios Amber	Kamsarmax	2015	80,994	—	115.0% average BPI 4TC	Jan-23
Navios Coral	Kamsarmax	2016	84,904	—	108.0% average BPI 82	Nov-22
Navios Citrine	Kamsarmax	2017	81,626	$34,538 —	No 122.0% average 4TC	Sep-22 Feb-23
Navios Dolphin	Kamsarmax	2017	81,630	—	122.0% average BPI 4TC	Dec-22
Navios Gemini	Kamsarmax	2018	81,704	$29,838	No	Dec-22
Navios Horizon I	Kamsarmax	2019	81,692	—	108.5% average BPI 82	Oct-23
Navios Felix	Capesize	2016	181,221	$34,485 —	No 100.0% average BCI 5TC + $4,085 per day	Sep-22 Jan-24
Navios Obeliks	Capesize	2012	181,415	Freight Voyage	No	Oct-22

Table of Contents	7

Bareboat Charter-in vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Armonia	Capesize	H2 2022	180,000	$20,750	No	May-27
TBN II	Capesize	H2 2022	180,000	—	—	—
Navios Astra	Capesize	H2 2022	180,000	$21,000	No	Feb-27
TBN VI	Capesize	H1 2023	180,000	—	—	—
TBN IV	Capesize	H1 2023	180,000	—	—	—

Owned Drybulk Vessels - to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN V	Panamax	H1 2023	81,000	—	—	—

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN VII	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Sep-24 Sep-25 Sep-26 Sep-27 Sep-28 Nov-28

TBN VIII	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Dec-24 Dec-25 Dec-26 Dec-27 Dec-28 Feb-29

TBN IX	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29

TBN X	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29

TBN XI	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Sep-25 Sep-26 Sep-27 Sep-28 Sep-29 Nov-29
TBN XII	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Nov-25 Nov-26 Nov-27 Nov-28 Nov-29 Jan-30
TBN XIII	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Dec-24 Dec-25 Dec-26 Dec-27 Dec-28 Jan-29
TBN XIV	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	May-25 May-26 May-27 May-28 May-29 Jul-29
TBN XV	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XVI	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XXI	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875	No No No No No	Nov-27 Nov-30 Nov-32 Nov-34 Nov-36
TBN XXII	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875	No No No No No	Dec-27 Dec -30 Dec -32 Dec -34 Dec -36

Table of Contents	8

Owned Tanker Vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN XVII	Aframax / LR2	H1 2024	115,000	$25,576(31)	—	Apr-29
TBN XVIII	Aframax / LR2	H2 2024	115,000	$25,576(31)	—	Jul-29
TBN XIX	Aframax / LR2	H2 2024	115,000	—(14)	—	—
TBN XX	Aframax / LR2	H1 2025	115,000	—(14)	—	—

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.
(4)	Includes optional years (NMM’s option) after 2023.
(5)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to nine years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to eight years, at which time we have an obligation to purchase the vessel.
(11)	The vessel is subject to a sale and leaseback transaction for a period of up to four years, at which time we have an obligation to purchase the vessel.
(12)	The vessel is subject to a sale and leaseback transaction for a period of up to seven years, at which time we have an obligation to purchase the vessel.
(13)	Rate based on Delta-8 pool earnings.
(14)	Charterer has the option to charter the vessels on identical terms to the two first vessels.
(15)	Profit sharing arrangement of 100% between $12,838 and $15,800 and 50% above $15,800.
(16)	Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.
(17)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(18)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(19)	Charterer’s option to extend the charter for up to 18 months at $15,306 net per day.
(20)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(21)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(22)	Rate based on Penfield pool earnings.
(23)	Charterer’s option to extend the charter for three months at $16,088 net per day.
(24)	Rate based on LR8 pool earnings.
(25)	Bareboat charter based on adjusted TD3C-WS with a floor of $22,572 and collar of $29,700.
(26)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,759 and 50% thereafter.
(27)	Contract provides 100% of BITR TD3C-TCE index plus $4,875 premium until January 2023, then TD3C-TCE index plus $1,463 premium.
(28)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.
(29)	Contract provides 100% of BITR TD3C-TCE index up to $17,775 and 50% thereafter with a floor at $2,963 and collar at $29,625.
(30)	Vessel agreed to be sold.
(31)	Charterer has the option to extend for a further five one year options at rates increasing by $1,234 per day each year.
(32)	Rate based on Scorpio Handymax Tanker pool earnings.
(33)	The vessel is subject to a sale and leaseback transaction for a period of up to 12 years, at which time we have an obligation to purchase the vessel.
(34)	Charterer’s option to extend the charter for six months at $27,650 net per day.

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters with customers that we believe are creditworthy. For the six month period ended June 30, 2022, Singapore Marine Pte Ltd. (“Singapore Marine”) represented approximately 10.8% of total revenues. For the six month period ended June 30, 2021, Singapore Marine and Hyundai Merchant Marine Co., Ltd. (“HMM”) represented approximately 13.8% and 12.8%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Table of Contents	9

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels;

•	the aggregate level of supply and demand in the shipping industry;

•

economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, fluctuations in foreign currency exchange rates, increasing interest rates, and the possibility of recession or financial market instability;

•	armed conflicts, such as the Russian/Ukrainian conflicts; and

•	the ongoing global outbreak of COVID-19 or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Table of Contents	10

Results of Operations

Overview

The financial condition and the results of operations presented for the three and six month periods ended June 30, 2022 and 2021 of Navios Partners presented and discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Galaxy Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Palermo Shipping S.A	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 6/30	1/01 – 6/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 6/30	1/01 – 6/30

Table of Contents	11

Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fairy Shipping Corporation (5)	Navios Utmost	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Limestone Shipping Corporation (28)	Navios Unite	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Dune Shipping Corp.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Oceanus Shipping Corporation(19)	Castor N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Leto Shipping Corporation(17)	Esperanza N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Dionysus Shipping Corporation(4)	Harmony N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Prometheus Shipping Corporation(18)	Solar N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Camelia Shipping Inc.(31)	Navios Camelia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Azalea Shipping Inc.(1)	Navios Azalea	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 6/30	1/01 – 6/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 6/30	1/01 – 6/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 6/30	3/30 – 6/30
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 6/30	3/30 – 6/30
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 6/30	3/31 – 6/30

Table of Contents	12

Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Morven Chartering Inc.	Matson Oahu	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Proteus Shiptrade S.A	Zim Carmel	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Vinetree Marine Company	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Bato Marine Corp.(21)	Navios Armonia	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Agron Navigation Company(21)	TBN II	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Teuta Maritime S.A.(22)	TBN VI	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Ambracia Navigation Company(29)	Navios Primavera	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Artala Shipping Co.(22)	TBN IV	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01 – 6/30	4/28 – 6/30
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01 – 6/30	5/10 – 6/30
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01 – 6/30	5/10 – 6/30
Morganite Shipping Corporation(22)	TBN V	Marshall Is.	1/01 – 6/30	6/01 – 6/30
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	1/01 – 6/30	6/04 – 6/30

Table of Contents	13

Melpomene Shipping Corporation(25)	TBN VII	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Urania Shipping Corporation(25)	TBN VIII	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Terpsichore Shipping Corporation(8)	TBN IX	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Erato Shipping Corporation(8)	TBN X	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Lavender Shipping Corporation(12)(7)	Navios Ray	Marshall Is.	1/01 – 6/30	6/30 – 6/30
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	1/01 – 6/30	6/30 – 6/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01 – 6/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01 – 6/30	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01 – 6/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	1/01 – 6/30	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	1/01 – 6/30	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	1/01 – 6/30	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01 – 6/30	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	1/01 – 6/30	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01 – 6/30	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01 – 6/30	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	1/01 – 6/30	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01 – 6/30	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01 – 6/30	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01 – 6/30	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01 – 6/30	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	1/01 – 6/30	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01 – 6/30	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01 – 6/30	—
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01 – 6/30	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01 – 6/30	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01 – 6/30	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01 – 6/30	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01 – 6/30	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	1/01 – 6/30	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01 – 6/30	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01 – 6/30	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01 – 6/30	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01 – 6/30	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01 – 6/30	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01 – 6/30	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01 – 6/30	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01 – 6/30	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01 – 6/30	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01 – 6/30	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01 – 6/30	—

Table of Contents	14

Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01 – 6/30	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01 – 6/30	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01 – 6/30	—
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01 – 6/30	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01 – 6/30	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01 – 6/30	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01 – 6/30	—
Doxa International Corp.	Nave Electron	Marshall Is.	1/01 – 6/30	—
Alkmene Shipping Corporation	Star N	Marshall Is.	1/01 – 6/30	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	1/01 – 6/30	—
Dione Shipping Corporation	Lumen N	Marshall Is.	1/01 – 6/30	—
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01 – 6/30	—
Rhea Shipping Corporation	Perseus N	Marshall Is.	1/01 – 6/30	—
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01 – 6/30	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kleio Shipping Corporation (6)	TBN XI	Marshall Is.	1/01 – 6/30	—
Polymnia Shipping Corporation (6)	TBN XII	Marshall Is.	1/01 – 6/30	—
Goddess Shiptrade Inc. (21)	Navios Astra	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	1/01 – 6/30	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01 – 6/30	—
Thalia Shipping Corporation (6)	TBN XV	Marshall Is.	1/01 – 6/30	—
Muses Shipping Corporation (6)	TBN XVI	Marshall Is.	1/01 – 6/30	—
Euterpe Shipping Corporation (8)	TBN XIV	Marshall Is.	1/01 – 6/30	—
Calliope Shipping Corporation (6)	TBN XIII	Marshall Is.	1/01 – 6/30	—
Karpathos Shipping Corporation (6)	TBN XXI	Marshall Is.	6/22 – 6/30	—
Patmos Shipping Corporation (6)	TBN XXII	Marshall Is.	6/22 – 6/30	—
Tarak Shipping Corporation (6)	TBN XVIII	Marshall Is.	4/26 – 6/30	—
Astrovalos Shipping Corporation (8)	TBN XVII	Marshall Is.	4/26 – 6/30	—
Ithaki Shipping Corporation (27)	TBN XX	Marshall Is.	4/26 – 6/30	—
Gavdos Shipping Corporation (6)	TBN XIX	Marshall Is.	4/26 – 6/30	—

Table of Contents	15

(1)	The vessel was sold on August 13, 2021.
(2)	The vessel was sold on October 29, 2021.
(3)	The vessel was acquired on July 9, 2021.
(4)	The vessel was sold on August 16, 2021.
(5)	The vessel was sold in September 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(6)	Expected to be delivered by the second half of 2024.
(7)	The vessel was acquired on June 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(8)	Expected to be delivered by the first half of 2024.
(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 - Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction.
(13)	The vessel was sold on December 10, 2020.
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.
(15)	The vessels were acquired on September 30, 2020.
(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(17)	The vessel was sold on January 13, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the first half of 2023.
(23)	The vessel was sold on July 31, 2021.
(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(25)	Expected to be delivered by the second half of 2023.
(26)	The vessel was acquired on June 4, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(27)	Expected to be delivered by the first half of 2025.
(28)	The vessel agreed to be sold in February 2022. The sale is expected to be completed in September 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(29)	The vessel was delivered on July 27, 2022 (see Note 12 – Commitments and Contingencies to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(30)	The vessel was delivered on July 5, 2022 (see Note 12 – Commitments and Contingencies to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(31)	The vessel agreed to be sold in September 2022. The sale is expected to be completed in the fourth quarter of 2022 (see Note 17 – Subsequent Events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and six month periods ended June 30, 2022 and 2021 (including, for 2021, the Navios Containers’ fleet and Navios Acquisition’s fleet from April 1, 2021 and from August 26, 2021, respectively).

Table of Contents	16

	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
Available Days(1)	11,269	7,242	22,497	11,494
Operating Days(2)	11,151	7,190	22,223	11,391
Fleet Utilization(3)	99.0%	99.3%	98.8%	99.1%
Time Charter Equivalent rate (per day)(4)	$ 23,823	$ 20,296	$ 22,107	$ 18,276
Vessels operating at end of periods	128	87	128	87

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	Time Charter Equivalent rate per day (“TCE”) is defined as voyage, time charter revenues and bareboat charter-out revenues (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

Upon completion of the merger (the “NMCI Merger”) with Navios Maritime Containers L.P. (“Navios Containers”) and the merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”) (the “NNA Merger”), the results of operations of Navios Containers and Navios Acquisition are included in Navios Partners’ condensed Consolidated Statements of Operations.

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2022 and 2021.

	Three Month Period Ended June 30, 2022 ($ ’000) (unaudited)	Three Month Period Ended June 30, 2021 ($ ’000) (unaudited)	Six Month Period Ended June 30, 2022 ($ ’000) (unaudited)	Six Month Period Ended June 30, 2021 ($ ’000) (unaudited)
Time charter and voyage revenues	$280,661	$152,009	$517,278	$217,072
Time charter and voyage expenses	(21,718)	(5,869)	(38,861)	(8,364)
Direct vessel expenses	(12,920)	(3,989)	(24,113)	(7,143)
Vessel operating expenses (entirely through related parties transactions)	(73,989)	(41,771)	(147,161)	(64,733)
General and administrative expenses	(14,170)	(10,319)	(28,086)	(15,226)
Depreciation and amortization of intangible assets	(41,684)	(22,120)	(84,550)	(35,207)
Amortization of unfavorable lease terms	17,587	42,026	39,426	42,026
Loss on sale of vessels	—	—	—	(511)
Interest expense and finance cost, net	(14,522)	(7,334)	(27,749)	(13,178)
Interest income	22	744	24	859
Other expense, net	(1,107)	(3,464)	(2,383)	(3,895)
Equity in net earnings of affiliated companies	—	—	—	80,839
Bargain gain	—	—	—	44,053
Net income	$118,160	$99,913	$203,825	$236,592
EBITDA(1)	$163,478	$90,424	$289,596	$248,975
Adjusted EBITDA(1)	$163,478	$90,424	$289,596	$124,083
Operating Surplus (1)	$90,245	$65,857	$146,070	$77,855

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Table of Contents	17

Period over Period Comparisons

For the Three Month Period ended June 30, 2022 compared to the Three Month Period ended June 30, 2021

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended June 30, 2022 increased by approximately $128.7 million, or 84.7%, to $280.7 million, as compared to $152.0 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the three month period ended June 30, 2022, the time charter and voyage revenues were affected by $11.8 million relating to the straight line effect of the containerships charters with de-escalating rates. The TCE rate increased by 17.4% to $23,823 per day, as compared to $20,296 per day for the same period in 2021. The available days of the fleet increased by 55.6% to 11,269 days for the three month period ended June 30, 2022, as compared to 7,242 days for the same period in 2021 mainly due to the NNA Merger.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2022 increased by approximately $15.8 million to $21.7 million, as compared to $5.9 million for the three month period ended June 30, 2021 mainly due to the increase in the size of our fleet. The increase was mainly attributable to a: (i) $6.9 million increase in bareboat charter-in hire expense due to the delivery of two bareboat-in vessels during the second quarter of 2021, one bareboat-in vessel during the third quarter of 2021 and the NNA Merger; (ii) $5.0 million increase in bunkers expenses; (iii) $2.2 million increase in brokers’ commissions; (iv) $1.2 million net increase in other voyage expenses; and (v) $0.5 million increase in port expenses related to the freight voyages.

Direct vessel expenses: Direct vessel expenses, for the three month period ended June 30, 2022 increased by $8.9 million, to $12.9 million, as compared to $4.0 million for the three month period ended June 30, 2021. The increase of $8.9 million was mainly attributable to the amortization of deferred drydock and special survey costs due to the increase in the size of our fleet, and crew related expenses as a result of COVID-19 measures pursuant to the terms of the Management Agreements (defined herein).

Vessel operating expenses: Vessel operating expenses for the three month period ended June 30, 2022, increased by approximately $32.2 million, or 77.0%, to $74.0 million, as compared to $41.8 million for the same period in 2021. The increase was mainly due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $3.9 million to $14.2 million for the three month period ended June 30, 2022, as compared to $10.3 million for the three month period ended June 30, 2021. The increase was mainly due to a $4.2 million increase in administrative fees paid to Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) due to the increased number of vessels in Navios Partners’ fleet. The above increase was partially mitigated by a: (i) $0.2 million decrease in in legal and professional fees, as well as audit fees and other administrative expenses; and (ii) $0.1 million decrease in stock-based compensation.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $41.7 million for the three month period ended June 30, 2022, as compared to $22.1 million for the three month period ended June 30, 2021. The increase of approximately $19.6 million was mainly attributable to: (i) an $18.3 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) a $1.5 million increase in depreciation expense due to the delivery of seven vessels in 2021; and (iii) a $0.2 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by a $0.4 million decrease due to the sale of four vessels in 2021.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $17.6 million for the three month period ended June 30, 2022, that related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. Amortization of unfavorable lease terms amounted to $42.0 million for the three month period ended June 30, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the three month period ended June 30, 2022 increased by approximately $7.2 million or 98.6% to $14.5 million, as compared to $7.3 million for the three month period ended June 30, 2021. The increase was mainly due to the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the NNA Merger.

Interest income: Interest income decreased by approximately $0.7 million to $0 for the three month period ended June 30, 2022, as compared to $0.7 million for the three month period ended June 30, 2021.

Other expense, net: Other expense, net for the three month period ended June 30, 2022 amounted to $1.1 million, as compared to $3.5 million for the three month period ended June 30, 2021, mainly due to the decrease in other miscellaneous expenses.

Net income: Net income for the three month period ended June 30, 2022 amounted to $118.2 million as compared to $99.9 million net income for the three month period ended June 30, 2021. The increase of $18.3 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended June 30, 2022 of $90.2 million, as compared to $65.9 million for the three month period ended June 30, 2021. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

For the Six Month Period ended June 30, 2022 compared to the Six Month Period ended June 30, 2021

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the six month period ended June 30, 2022 increased by $300.2 million, or 138.3%, to $517.3 million, as compared to $217.1 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the six month period ended June 30, 2022, the time charter and voyage revenues were affected by $16.5 million relating to the straight line effect of the containerships charters with de-escalating rates. The TCE rate increased by 21.0% to $22,107 per day, as compared to $18,276 per day in the same period in 2021. The available days of the fleet increased by 95.7% to 22,497 days for the six month period ended June 30, 2022, as compared to 11,494 days in the same period in 2021.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2022 amounted to $38.9 million, as compared to $8.4 million for the six month period ended June 30, 2021 mainly due to the increase in the size of our fleet. The increase was mainly attributable to a: (i) $13.9 million increase in bareboat charter-in hire expense due to the delivery of two bareboat-in vessels during the second quarter of 2021, one bareboat-in vessel during the third quarter of 2021 and the NNA Merger; (ii) $7.6 million increase in bunkers expenses; (iii) $4.4 million increase in brokers’ commissions; (iv) $3.3 million net increase in other voyage expenses; and (v) $1.3 million increase in port expenses related to the freight voyages.

Table of Contents	18

Direct vessel expenses: Direct vessel expenses for the six month period ended June 30, 2022 increased by $17.0 million, to $24.1 million, as compared to $7.1 million for the six month period ended June 30, 2021. The increase of $17.0 million was mainly attributable to the amortization of deferred drydock and special survey costs due to the increase in the size of our fleet, and crew related expenses as a result of COVID-19 measures pursuant to the terms of the Management Agreements (defined herein).

Vessel operating expenses: Vessel operating expenses for the six month period ended June 30, 2022, increased by $82.5 million, or 127.5%, to $147.2 million, as compared to $64.7 million for the same period in 2021. The increase was due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $12.9 million to $28.1 million for the six month period ended June 30, 2022, as compared to $15.2 million for the six month period ended June 30, 2021. The increase was mainly due to a: (i) $10.7 million increase in administrative fees paid to the Managers due to the increased number of vessels in Navios Partners’ fleet; and (ii) $2.3 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.1 million decrease in stock based compensation.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $84.6 million for the six month period ended June 30, 2022, as compared to $35.2 million for the six month period ended June 30, 2021. The increase of $49.4 million was mainly attributable to a: (i) $37.9 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) $7.8 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners’ owned fleet; (iii) $4.1 million increase in depreciation expense due to the delivery of nine vessels in 2021; and (iv) $0.5 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by a $0.9 million decrease due to the sale of eight vessels in 2021.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $39.4 million for the six month period ended June 30, 2022, that related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. Amortization of unfavorable lease terms amounted to $42.0 million for the six month period ended June 30, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers.

Loss on sale of vessels: There was no loss on sale of vessels for the six month period ended June 30, 2022. Loss on sale of vessels amounted to $0.5 million for the six month period ended June 30, 2021, relating to a loss on sale of the Joie N that amounted to $1.4 million, which was partially mitigated by a gain on sale of the Esperanza N and the Solar N that amounted to $0.9 million.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the six month period ended June 30, 2022 increased by approximately $14.5 million or 109.8% to $27.7 million, as compared to $13.2 million for the six month period ended June 30, 2021. The increase was mainly due to the interest and finance costs of Navios Containers’ credit facilities and financial liabilities recognized following the completion of the NMCI Merger on March 31, 2021, and the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the NNA Merger.

Interest income: Interest income decreased by $0.9 million to $0 for the six month period ended June 30, 2022, as compared to $0.9 million for the six month period ended June 30, 2021.

Other expense, net: Other expense, net for the six month period ended June 30, 2022 amounted to $2.3 million, as compared to $3.9 million for the six month period ended June 30, 2021 mainly due to the decrease in claims related expenses.

Equity in net earnings of affiliated companies: There was no equity in net earnings of affiliated companies for the six month period ended June 30, 2022. Equity in net earnings of affiliated companies for the six month period ended June 30, 2021 amounted to $80.8 million. The amount of $80.8 million is the gain from equity in net earnings resulting from remeasurement of existing interest held in Navios Containers upon the NMCI Merger. As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers, up to the closing date, aggregate to a gain on acquisition of control in the amount of $80.8 million.

Bargain gain: There was no bargain gain for the six month period ended June 30, 2022. Bargain gain amounted to $44.1 million for the six month period ended June 30, 2021, resulting from the excess Navios Containers’ fair value of the identifiable assets acquired of $342.7 million over the total purchase price consideration of $298.6 million.

Net income: Net income for the six month period ended June 30, 2022 amounted to $203.8 million as compared to $236.6 million net income for the six month period ended June 30, 2021. The decrease in net income of $32.8 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the six month period ended June 30, 2022 of $146.1 million, as compared to $77.9 million for the six month period ended June 30, 2021. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of June 30, 2022, Navios Partners’ current assets totaled $292.7 million, while current liabilities totaled $310.1 million, resulting in a negative working capital position of $17.4 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.2 billion as of August 31, 2022 and cash proceeds from the sale of vessels (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our condensed consolidated financial statements.

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Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, or at all, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $110.0 million. As of June 30, 2021 and December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners had issued 2,914,022 units and 3,963,249 units, respectively, and received net proceeds of $78.1 million and $103.7 million, respectively. Pursuant to the issuance of the common units, as of June 30, 2021 and December 31, 2021, Navios Partners issued 59,470 and 80,883 general partnership units, respectively, to its General Partner in order to maintain its 2.0% ownership interest. As of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1.6 million and $2.2 million, respectively. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $75.0 million. As of each of June 30, 2021 and December 31, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners had issued 2,437,624 units and received net proceeds of $73.1 million. Pursuant to the issuance of the common units, as of each of June 30, 2021 and December 31, 2021, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of each of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1.5 million. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on August 3, 2020. As of each of June 30, 2021 and December 31, 2021, since the date of the amended Sales Agreement, Navios Partners had issued 1,286,857 units and received net proceeds of $23.9 million. Pursuant to the issuance of the common units, as of each of June 30, 2021 and December 31, 2021, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. As of each of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were $0.5 million. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

Long-Term Debt Obligations

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of June 30, 2022 and December 31, 2021, total borrowings, net of deferred finance costs amounted to $1,287.3 million and $1,361.7 million, respectively. The current portion of long-term borrowings, net amounted to $221.3 million at June 30, 2022 and $255.1 million at December 31, 2021.

Credit Facilities

As of June 30, 2022, the Company had secured credit facilities with various banks with a total outstanding balance of $799.8 million. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest rate (as defined in the loan agreement) plus spread ranging from 225 bps to 310 bps, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from the second quarter of 2023 to the second quarter of 2027.

Hellenic Bank Public Company Limited: On May 9, 2022, Navios Partners entered into a new credit facility with Hellenic Bank Public Company Limited of up to $25.2 million in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $25.2 million and is repayable in one installment of $1.5 million, 13 quarterly installments of $1.0 million each, five quarterly installments of $0.9 million each and one installment of $0.9 million together with a final balloon payment of $5.0 million to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus credit adjustment spread plus 250 bps per annum.

Skandinaviska Enskilda Banken AB: On June 29, 2022, Navios Partners entered into a new credit facility with Skandinaviska Enskilda Banken AB of up to $55.0 million in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $55.0 million and is repayable in 19 consecutive quarterly installments of $2.0 million each and a final balloon payment of $17.8 million to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus 225 bps per annum.

ABN Amro Bank N.V.: On March 28, 2022, Navios Partners entered into a new credit facility with ABN Amro Bank N.V. of up to $55.0 million in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $53.3 million and is repayable in 19 consecutive quarterly installments of $1.7 million each together with a final balloon payment of $21.0 million to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 225 bps per annum.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries.

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Financial Liabilities

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In May 2022, the Company exercised its purchase option for two out of six vessels before the end of the lease term, by prepaying a predetermined amount and an amount of $11.3 million was prepaid. As of June 30, 2022, the outstanding balance under these agreements was $51.3 million and is repayable through periods ranging from three to six years in consecutive quarterly installments of up to $1.8 million each, with a repurchase obligation of up to $16.5 million in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

As of each of June 30, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $10.1 million and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of June 30, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the six month periods ended June 30, 2022 and 2021.

	Six Month Period Ended June 30, 2022 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2021 ($‘000) (unaudited)
Net cash provided by operating activities	$147,163	$77,249
Net cash used in investing activities	(61,860)	(133,538)
Net cash (used in)/ provided by financing activities	(80,125)	258,414
Increase in cash, cash equivalents and restricted cash	$5,178	$202,125

Cash provided by operating activities for the six month period ended June 30, 2022 as compared to the cash provided by operating activities for the six month period ended June 30, 2021

Net cash provided by operating activities increased by $70.0 million to $147.2 million of cash provided by operating activities for the six month period ended June 30, 2022, as compared to $77.2 million of cash provided by operating activities for the same period in 2021. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was an $83.9 million non-cash positive net adjustments for the six month period ended June 30, 2022, which consisted mainly of the following adjustments: (i) $84.6 million depreciation and amortization of intangible assets; (ii) $23.4 million non-cash amortization of deferred revenue and straight line effect of the containerships charters with de-escalating rates; (iii) $12.9 million amortization of deferred dry dock and special survey costs; (iv) $2.7 million amortization and write-off of deferred finance costs and discount; and (v) $0.1 million stock based compensation. These adjustments were partially mitigated by: (i) $39.4 million amortization of unfavorable lease terms; and (ii) $0.4 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $140.5 million for the six month period ended June 30, 2022 resulted from: (i) a $64.2 million decrease in amounts due to related parties; (ii) a $28.5 million increase in prepaid expenses and other current assets; (iii) $26.2 million in payments for dry dock and special survey costs; (iv) an $18.0 million increase in accounts receivable; and (v) a $15.8 million increase in amounts due from related parties. This was partially mitigated by: (i) an $8.4 million increase in accounts payable; (ii) a $3.6 million increase in accrued expenses; and (iii) a $0.2 million increase in deferred revenue.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $124.0 million loss for the six month period ended June 30, 2021, which consisted mainly of the following adjustments: (i) $42.0 million amortization of unfavorable lease terms; (ii) $1.4 million non-cash accrued interest income and amortization of deferred revenue; (iii) $0.1 million amortization of operating lease right-of-use asset; (iv) $44.1 million bargain purchase gain from merger with Navios Containers; and (v) $80.8 million equity in net earnings of affiliated companies. These adjustments were partially mitigated by: (i) $35.2 million depreciation and amortization of intangible assets; (ii) $1.6 million amortization and write-off of deferred finance costs and discount; (iii) $6.9 million amortization of deferred dry dock and special survey costs; (iv) $0.5 million loss on sale of vessels; and (v) $0.2 million stock based compensation.

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The net cash outflow resulting from the change in operating assets and liabilities of $35.3 million for the six month period ended June 30, 2021 resulted from a: (i) $1.4 million increase in accounts receivable; (ii) $12.5 million increase in prepaid expenses and other current assets; (iii) $17.3 million decrease in amounts due to related parties; and (iv) $21.1 million in payments for dry dock and special survey costs. This was partially mitigated by a: (i) $0.7 million increase in accounts payable; (ii) $5.5 million increase in accrued expenses; (iii) $5.9 million increase in deferred revenue; and (iv) $5.0 million decrease in amounts due from related parties.

Cash used in investing activities for the six month period ended June 30, 2022 as compared to the cash used in investing activities for the six month period ended June 30, 2021

Net cash used in investing activities for the six month period ended June 30, 2022 amounted to $61.9 million as compared to $133.5 million cash used in investing activities for the six month period ended June 30, 2021.

Cash used in investing activities of approximately $61.9 million for the six month period ended June 30, 2022 was mainly due to: (i) $55.6 million relating to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $6.3 million related to vessels’ additions.

Cash used in investing activities of approximately $133.5 million for the six month period ended June 30, 2021 was mainly due to a: (i) $180.4 million relating to vessels acquisitions and additions; and (ii) $5.0 million relating to deposits for the option to acquire two bareboat charter-in vessels, one newbuilding Panamax vessel and capitalized expenses. This was partially mitigated by: (i) a $32.7 million of proceeds related to the sale of four vessels; (ii) a $10.3 million cash acquired from Navios Containers following the merger; and (iii) an $8.9 million of proceeds from the senior unsecured notes of HMM.

Cash used in financing activities for the six month period ended June 30, 2022 as compared to cash provided by financing activities for the six month period ended June 30, 2021

Net cash used in financing activities decreased by $338.5 million to $80.1 million outflow for the six month period ended June 30, 2022, as compared to $258.4 million inflow for the same period in 2021.

Cash used in financing activities of $80.1 million for the six month period ended June 30, 2022 was mainly due to: (i) loans and financial liabilities repayments of $210.3 million; (ii) payment of total cash distributions of $3.1 million; and (iii) payment of $1.9 million of deferred finance costs relating to the new credit facilities. This was partially mitigated by $135.2 million of proceeds from new credit facilities.

Cash provided by financing activities of $258.4 million for the six month period ended June 30, 2021 was mainly due to a: (i) $180.5 million of proceeds from the issuance of 6,280,995 common units and 294,173 additional general partner units related to the Continuous Offering Program Sales Agreements and the acquisition of Navios Containers; and (ii) $343.4 million of proceeds from the new credit facilities and sale and leaseback agreements. This was partially mitigated by: (i) a payment of a total cash distribution of $1.7 million; (ii) loans and financial liabilities repayments of $260.4 million; and (iii) a payment of $3.3 million of deferred finance fees relating to the new credit facilities and sale and leaseback agreements.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and, Operating Surplus

	Three Month Period Ended June 30, 2022 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2021 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2022 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2021 ($ ‘000) (unaudited)
Net cash provided by operating activities	$142,010	$61,072	$147,163	$77,249
Net increase in operating assets	34,561	13,125	88,517	30,100
Net (increase)/ decrease in operating liabilities	(8,033)	8,967	51,980	5,249
Net interest cost	14,500	6,590	27,725	12,319
Amortization and write-off of deferred finance costs and discount	(1,353)	(278)	(2,677)	(1,568)
Amortization of operating lease assets/ liabilities	211	39	422	61
Non-cash amortization of deferred revenue and straight line	(18,378)	1,025	(23,452)	1,418
Stock-based compensation	(40)	(116)	(82)	(234)
Loss on sale of vessels	—	—	—	(511)
Bargain gain	—	—	—	44,053
Equity in net earnings of affiliated companies	—	—	—	80,839
EBITDA(1)	$163,478	$90,424	$289,596	$248,975
Equity in net earnings of affiliated companies	—	—	—	(80,839)
Bargain gain	—	—	—	(44,053)
Adjusted EBITDA(1)	$163,478	$90,424	$289,596	$124,083
Cash interest income	22	744	24	745
Cash interest paid	(14,212)	(7,600)	(25,464)	(12,275)
Maintenance and replacement capital expenditures	(59,043)	(17,711)	(118,086)	(34,698)
Operating Surplus(2)	$90,245	$65,857	$146,070	$77,855

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity in net earnings of affiliated companies and bargain gain. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) equity in net earnings of affiliated companies; (vi) non-cash amortization of deferred revenue and straight line effect of the containerships charters with de-escalating rates; (vii) stock-based compensation; (viii) amortization of operating lease assets/ liabilities; (ix) gain/ (loss) on sale of assets; and (x) bargain gain. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended June 30, 2022 amounted to $163.5 million as compared to $90.4 million for the same period in 2021. The increase in EBITDA was primarily due to a: (i) $128.7 million increase in time charter and voyage revenues; and (ii) $2.3 million decrease in other expense, net. The above increase was partially mitigated by a: (i) $32.2 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $15.8 million increase in time charter and voyage expenses; (iii) $6.0 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); and (iv) $3.9 million increase in general and administrative expenses, mainly due to the increased fleet.

EBITDA of Navios Partners for the six month period ended June 30, 2022 and 2021 was affected by items described in the table above. Excluding these items, Adjusted EBITDA increased by $165.5 million to $289.6 million for the six month period ended June 30, 2022, as compared to $124.1 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to a: (i) $300.2 million increase in time charter and voyage revenues; (ii) $1.5 million decrease in other expense, net; and (iii) $0.5 million decrease in net loss on sale of vessels. The above increase was partially mitigated by: (i) an $82.5 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) a $30.5 million increase in time charter and voyage expenses; (iii) a $12.9 million increase in general and administrative expenses, mainly due to the increased fleet; and (iv) a $10.8 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items).

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the six month periods ended June 30, 2022 and 2021 amounted to $61.9 million and $185.4 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2022 were $59.0 million and $118.1 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2021 were $17.7 million and $34.7 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements (defined herein).

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2022 will be approximately $236.2 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Vessels to be delivered

In June 2022, Navios Partners agreed to purchase two newbuilding liquified natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for a purchase price of $120.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $48.2 million in four installments for each vessel and the remaining amount of $72.4 million for each vessel will be paid upon delivery of the vessel. The closing of the transaction is subject to completion of customary documentation, including the issuance of refund guarantees.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58.5 million each (plus $4.2 million in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. Navios Partners agreed to pay in total $23.4 million in four installments for each vessel and the remaining amount of $35.1 million plus extras for each vessel will be paid upon delivery of each vessel.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $6.9 million, of which $3.4 million was paid in July 2021 and the remaining amount was paid in April 2022. In January 2022, Navios Partners declared its option to purchase the vessel. As of June 30, 2022, the total amount of $6.9 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

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In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62.8 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and in 2024. Navios Partners agreed to pay in total $25.1 million in four installments for each vessel and the remaining amount of $37.7 million plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12.6 million in relation to the first installment for two vessels, was paid. In the second quarter of 2022, the aggregate amount of $18.8 million in relation to the first installment for two vessels and the second installment of one vessel, was paid. As of June 30, 2022, the total amount of $31.4 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of approximately $6.2 million, or $12.3 million accumulated for the two vessels, was paid. As of June 30, 2022, the total amount of $12.3 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of approximately $6.2 million, or $24.6 million accumulated for the four vessels, was paid. In May 2022, the aggregate amount of $12.3 million in relation to the second installment for two vessels, was paid. As of June 30, 2022, the total amount of $37.0 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel of 82.003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. On July 27, 2022, Navios Partners took delivery of the Navios Primavera. Navios Partners agreed to pay in total $6.3 million, of which approximately $3.2 million was paid in April 2021 and the remaining amount was paid in the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease. Consequently, as of June 30, 2022, the Company has capitalized the installments paid by the owner-lessor to the yard, amounted to $6.3 million and recognized an equal amounted liability presented under the caption “Other long-term liabilities” in the condensed Consolidated Balance Sheets. As of June 30, 2022, the total amount of $12.6 million (including installments of $6.3 million paid by the owner-lessor to the yard) is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12.0 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6.0 million was paid in September 2021 and the remaining amount of $6.0 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel. As of June 30, 2022, the total amount of $6.3 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3.5 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which approximately $1.8 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of June 30, 2022, the total amount of $1.8 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10.5 million, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which approximately $5.3 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023. As of June 30, 2022, the total amount of $5.5 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Currently, our partnership agreement can be amended with the approval of a majority of the outstanding common units.
•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

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•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.
•	Our distribution policy is affected by restrictions on distributions under our credit facilities or other debt instruments. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.
•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 per unit annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 per unit annually.

In July 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2022 of $0.05 per unit. The distribution was paid on August 12, 2022 to all unitholders of common units and general partner units of record as of August 9, 2022.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights if the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the partnership agreement. The holder of incentive distribution rights may transfer any or all of its Incentive Distribution Rights without unitholder approval.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders, our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% ownership interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

Related Party Transactions

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily rate per Ultra-Handymax Vessel; (b) $4,450 daily rate per Panamax Vessel; (c) $5,410 daily rate per Capesize Vessel; and (d) $6,900 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6,100 daily rate per Sub-Panamax/Panamax Containership.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to the unaudited condensed consolidated financial statements included elsewhere in this Report). As per the terms of the Navios Containers’ management agreement with the Manager, (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6,215 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7,780 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8,270 daily rate per Containership of TEU 10,000 up to 11,999.

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Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to the unaudited condensed consolidated financial statements included elsewhere in this Report). As per the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC.

The Management Agreements also provide for a technical and commercial management fee of $50 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the NNA Merger and NMCI Merger, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4,350 per Ultra-Handymax Vessel; (b) $4,450 per Panamax Vessel; (c) $5,410 per Capesize Vessel; (d) $6,100 per Containership of TEU 1,300 up to 3,400; (e) $6,215 per Containership of TEU 3,450 up to 4,999; (f) $6,900 per Containership of TEU 6,800; (g) $7,780 per Containership of TEU 8,000 up to 9,999; (h) $8,270 per Containership of TEU 10,000 up to 11,999; (i) $6,825 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7,225 per LR1 product tanker vessel; and (k) $9,650 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4,481 per Ultra-Handymax Vessel; (b) $4,584 per Panamax Vessel; (c) $5,573 per Capesize Vessel; (d) $6,283 per Containership of TEU 1,300 up to 3,400; (e) $6,401 per Containership of TEU 3,450 up to 4,999; (f) $7,107 per Containership of TEU 6,800; (g) $8,013 per Containership of TEU 8,000 up to 9,999; (h) $8,518 per Containership of TEU 10,000 up to 11,999; (i) $7,030 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7,442 per LR1 product tanker vessel; and (k) $9,940 per VLCC.

Pursuant to the acquisition of the 36-vessel drybulk fleet, which includes charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $25 per charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and six month periods ended June 30, 2022 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $3.6 million and $6.3 million, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three and six month periods ended June 30, 2021, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $1.4 million and $4.9 million, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three and six month periods ended June 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2.3 million and $5.3 million, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and six month periods ended June 30, 2022 amounted to $74.0 million and $147.2 million, respectively. Total vessel operating expenses for the three and six month periods ended June 30, 2021 amounted to $41.8 million and $64.7 million, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2022 amounted to $10.3 million and $20.5 million, respectively. Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2021 amounted to $6.1 million and $9.8 million, respectively.

Balance due from/ (to) related parties: Balance due from related parties (both short and long term) as of June 30, 2022 and December 31, 2021 amounted to $51.0 million and $35.2 million, respectively, of which the current receivable was $14.7 million and $0, respectively, and the long-term receivable was $36.3 million and $35.2 million, respectively. Balance due to related parties, short-term as of June 30, 2022 and December 31, 2021 amounted to $0 and $64.2 million, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2021

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58.0 million.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for a purchase price of $28.6 million (including $0.1 million capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55.5 million.

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Following the completion of the NMCI Merger on March 31, 2021, the 29-vessel fleet of Navios Containers was included in Navios Partners’ owned fleet.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39.3 million (including $0.1 million capitalized expenses), including working capital balances of $(5.8) million.

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45.0 million. The full amount of the facility was drawn. The facility bore interest at the rate of 11.50% per annum. As of each of June 30, 2022 and December 31, 2021, the outstanding balance of $45.0 million was eliminated upon consolidation.The full amounts borrowed, including accrued interest, were repaid in August 2022.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100.0 million to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bore interest at a rate of 11% per annum, payable quarterly.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30.0 million of the outstanding balance of the NSM Loan Agreement; and (ii) the repayment of $35.0 million of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33.1 million.

On December 23, 2021, the outstanding amount of $33.1 million was repaid. As of June 30, 2022, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms applicable to other outstanding shares of common stock of Navios Acquisition.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at a rate based on a premium over U.S. $ LIBOR or SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month periods ended June 30, 2022 and 2021, we paid interest on our outstanding debt at a weighted average interest rate of 3.98% and 3.90%, respectively. An 1% increase in LIBOR or SOFR would have increased our interest expense for the six month periods ended June 30, 2022 and 2021 by $5.9 million and $2.5 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2022, Singapore Marine represented approximately 10.8% of total revenues. For the six month period ended June 30, 2021, Singapore Marine and HMM represented approximately 13.8% and 12.8%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2021 Annual Report on Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2-Summary of Significant Accounting Policies to the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 12, 2022.

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Exhibit List

Exhibit No.
99.1	Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB*
99.2	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.*
99.3	Facility Agreement dated September 5, 2022, by and among Navios Maritime Partners L.P. and Hamburg Commercial Bank AG as Agent, Mandated Lead Arranger and Security Trustee*
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith

Table of Contents	28

Table of Contents	F- 1

NAVIOS MARITIME PARTNERS L.P. CONDENSED CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. Dollars except unit data)

	Notes	June 30, 2022 (unaudited)	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	$163,362	$159,467
Restricted cash	4	11,262	9,979
Accounts receivable, net		41,796	23,774
Amounts due from related parties	13	14,722	—
Prepaid expenses and other current assets	16	61,588	33,120
Total current assets		292,730	226,340
Vessels, net	5	2,786,914	2,852,570
Deposits for vessels acquisitions	12	107,526	46,335
Other long-term assets	7, 12	48,689	48,168
Deferred dry dock and special survey costs, net		83,206	69,882
Amounts due from related parties	13	36,302	35,245
Intangible assets	6	87,992	100,422
Operating lease assets	15	235,822	244,337
Total non-current assets		3,386,451	3,396,959
Total assets		$3,679,181	$3,623,299
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable		$29,489	$21,062
Accrued expenses		16,445	12,889
Deferred revenue		24,160	23,921
Operating lease liabilities, current portion	15	18,729	18,292
Amounts due to related parties	13	—	64,204
Current portion of financial liabilities, net	7	84,710	82,291
Current portion of long-term debt, net	7	136,591	172,846
Total current liabilities		310,124	395,505
Operating lease liabilities, net	15	216,138	225,512
Unfavorable lease terms	6	83,055	122,481
Long-term financial liabilities, net	7	413,790	465,633
Long-term debt, net	7	652,252	640,939
Other long-term liabilities	12	33,272	3,504
Total non-current liabilities		1,398,507	1,458,069
Total liabilities		$1,708,631	$1,853,574
Commitments and contingencies	12	—	—
Partners' capital:
Common Unitholders (30,197,087 units issued and outstanding at June 30, 2022 and December 31, 2021)	9	1,940,528	1,743,717
General Partner (622,555 units issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	9	30,022	26,008
Total partners' capital		1,970,550	1,769,725
Total liabilities and partners' capital		$3,679,181	$3,623,299

See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 2

NAVIOS MARITIME PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
Time charter and voyage revenues	2,10	$280,661	$152,009	$517,278	$217,072
Time charter and voyage expenses	15	(21,718)	(5,869)	(38,861)	(8,364)
Direct vessel expenses	13	(12,920)	(3,989)	(24,113)	(7,143)
Vessel operating expenses (entirely through related parties transactions)	13	(73,989)	(41,771)	(147,161)	(64,733)
General and administrative expenses	13	(14,170)	(10,319)	(28,086)	(15,226)
Depreciation and amortization of intangible assets	5,6	(41,684)	(22,120)	(84,550)	(35,207)
Amortization of unfavorable lease terms	6	17,587	42,026	39,426	42,026
Loss on sale of vessels	5	—	—	—	(511)
Interest expense and finance cost, net		(14,522)	(7,334)	(27,749)	(13,178)
Interest income		22	744	24	859
Other expense, net		(1,107)	(3,464)	(2,383)	(3,895)
Equity in net earnings of affiliated companies	3	—	—	—	80,839
Bargain gain	3	—	—	—	44,053
Net income attributable to Navios Partners’ unitholders		$118,160	$99,913	$203,825	$236,592

Net income attributable to Navios Partners’ unitholders	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
Common Unitholders	$115,797	$97,914	$199,749	$231,860
General Partner	2,363	1,999	4,076	4,732
Net income attributable to Navios Partners’ unitholders	$118,160	$99,913	$203,825	$236,592

Earnings per unit (see note 14):

	Three Month Period Ended June 30, 2022 (unaudited)	Three Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
Earnings per unit:
Earnings per common unit, basic	$3.84	$4.32	$6.62	$13.61
Earnings per common unit, diluted	$3.83	$4.31	$6.61	$13.54

See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 3

NAVIOS MARITIME PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income		$203,825	$236,592
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	5,6	84,550	35,207
Amortization of unfavorable lease terms	6	(39,426)	(42,026)
Non-cash amortization of deferred revenue and straight line		23,452	(1,418)
Amortization of operating lease assets/ liabilities	15	(422)	(61)
Amortization and write-off of deferred finance costs and discount		2,677	1,568
Amortization of deferred dry dock and special survey costs		12,922	6,883
Loss on sale of vessels	5	—	511
Bargain gain	3	—	(44,053)
Equity in net earnings of affiliated companies	3	—	(80,839)
Stock-based compensation	9	82	234
Changes in operating assets and liabilities:
Increase in accounts receivable		(18,022)	(1,430)
Increase in prepaid expenses and other current assets		(28,470)	(12,521)
(Increase)/ decrease in amounts due from related parties	13	(15,779)	5,000
Increase in accounts payable		8,429	688
Increase in accrued expenses		3,556	5,487
Increase in deferred revenue		239	5,900
Decrease in amounts due to related parties	13	(64,204)	(17,324)
Payments for dry dock and special survey costs		(26,246)	(21,149)
Net cash provided by operating activities		147,163	77,249
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	5	—	32,692
Deposits for acquisition/ option to acquire vessel		(55,586)	(4,965)
Cash acquired from merger with Navios Containers	3	—	10,282
Acquisition of/ additions to vessels, net of cash acquired	5	(6,274)	(180,419)
Repayments of notes receivable		—	8,872
Net cash used in investing activities		(61,860)	(133,538)
FINANCING ACTIVITIES:
Cash distributions paid	14	(3,082)	(1,706)
Net proceeds from issuance of general partner units	9	—	7,531
Net proceeds from issuance of common units	9	—	172,938
Repayment of long-term debt and financial liabilities	7	(210,314)	(260,372)
Payments of deferred finance costs		(1,964)	(3,327)
Proceeds from long-term debt and financial liabilities	7,9	135,235	343,350
Net cash (used in)/ provided by financing activities		(80,125)	258,414
Increase in cash, cash equivalents and restricted cash		5,178	202,125
Cash, cash equivalents and restricted cash, beginning of period		169,446	30,728
Cash, cash equivalents and restricted cash, end of period		$174,624	$232,853

 See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 4

NAVIOS MARITIME PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Six Month Period Ended June 30, 2022 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$25,464	$12,275
Non-cash financing activities
Stock-based compensation	$82	$234
Non-cash investing activities
Deposits for acquisition/ option to acquire vessel (see Note 12)	$6,316	$—
Acquisition of vessels	$—	$(5,766)

See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 5

NAVIOS MARITIME PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725
Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 9)	—	—	—	42	42
Net income	—	1,713	—	83,952	85,665
Balance, March 31, 2022	622,555	$27,690	30,197,087	$1,826,201	$1,853,891
Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 9)	—	—	—	40	40
Net income	—	2,363	—	115,797	118,160
Balance June 30, 2022	622,555	$30,022	30,197,087	$1,940,528	$1,970,550

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	$654,830
Cash distribution paid ($0.05 per unit—see Note 14)	—	(12)	—	(567)	(579)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	8,142	203	398,934	9,705	9,908
Units issued for the acquisition of Navios Containers, net of expenses (see Note 9)	165,989	3,911	8,133,452	191,624	195,535
Stock-based compensation (see Note 9)	—	—	—	118	118
Net income	—	2,733	—	133,946	136,679
Balance, March 31, 2021	411,953	$9,652	19,877,573	$986,839	$996,491
Cash distribution paid ($0.05 per unit—see Note 14)	—	(22)	—	(1,105)	(1,127)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	120,042	3,417	5,882,061	163,233	166,650
Stock-based compensation (see Note 9)	—	—	—	116	116
Net income	—	1,999	—	97,914	99,913
Balance June 30, 2021	531,995	$15,046	25,759,634	$1,246,997	$1,262,043

See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 6

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 13 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 13 – Transactions with related parties and affiliates).

As of June 30, 2022, there were 30,197,087 outstanding common units and 622,555 general partnership units. As of June 30, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partners’ capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2021 filed on Form 20-F on April 12, 2022 with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 5 – Vessels, net) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Malta, Cayman Islands and Liberia from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

Table of Contents	F- 7

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Galaxy Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Palermo Shipping S.A	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 6/30	1/01 – 6/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fairy Shipping Corporation (5)	Navios Utmost	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Limestone Shipping Corporation (28)	Navios Unite	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Dune Shipping Corp.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Oceanus Shipping Corporation(19)	Castor N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Leto Shipping Corporation(17)	Esperanza N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Dionysus Shipping Corporation(4)	Harmony N	Marshall Is.	1/01 – 6/30	1/01 – 6/30

Table of Contents	F- 8

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Prometheus Shipping Corporation(18)	Solar N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Camelia Shipping Inc.(31)	Navios Camelia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Azalea Shipping Inc.(1)	Navios Azalea	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 6/30	1/01 – 6/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 6/30	1/01 – 6/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 6/30	3/30 – 6/30
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 6/30	3/30 – 6/30
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Morven Chartering Inc.	Matson Oahu	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Peran Maritime Inc.	Zim Baltimore(ex Navios Felicitas)	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Proteus Shiptrade S.A	Zim Carmel	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30

Table of Contents	F- 9

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Vinetree Marine Company	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01 – 6/30	3/31 – 6/30
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Bato Marine Corp.(21)	Navios Armonia	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Agron Navigation Company(21)	TBN II	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Teuta Maritime S.A.(22)	TBN VI	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Ambracia Navigation Company(29)	Navios Primavera	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Artala Shipping Co.(22)	TBN IV	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	3/05 – 6/30
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01 – 6/30	4/28 – 6/30
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01 – 6/30	5/10 – 6/30
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01 – 6/30	5/10 – 6/30
Morganite Shipping Corporation(22)	TBN V	Marshall Is.	1/01 – 6/30	6/01 – 6/30
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	1/01 – 6/30	6/04 – 6/30
Melpomene Shipping Corporation(25)	TBN VII	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Urania Shipping Corporation(25)	TBN VIII	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Terpsichore Shipping Corporation(8)	TBN IX	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Erato Shipping Corporation(8)	TBN X	Marshall Is.	1/01 – 6/30	6/23 – 6/30
Lavender Shipping Corporation(12)(7)	Navios Ray	Marshall Is.	1/01 – 6/30	6/30 – 6/30
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	1/01 – 6/30	6/30 – 6/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01 – 6/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01 – 6/30	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01 – 6/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	1/01 – 6/30	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	1/01 – 6/30	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	1/01 – 6/30	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01 – 6/30	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	1/01 – 6/30	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01 – 6/30	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01 – 6/30	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	1/01 – 6/30	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01 – 6/30	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01 – 6/30	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01 – 6/30	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01 – 6/30	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	1/01 – 6/30	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01 – 6/30	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01 – 6/30	—
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01 – 6/30	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01 – 6/30	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01 – 6/30	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01 – 6/30	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01 – 6/30	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	1/01 – 6/30	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01 – 6/30	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01 – 6/30	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01 – 6/30	—

Table of Contents	F- 10

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01 – 6/30	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01 – 6/30	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01 – 6/30	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01 – 6/30	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01 – 6/30	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01 – 6/30	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01 – 6/30	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01 – 6/30	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01 – 6/30	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01 – 6/30	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01 – 6/30	—
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01 – 6/30	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01 – 6/30	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01 – 6/30	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 6/30	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01 – 6/30	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01 – 6/30	—
Doxa International Corp.	Nave Electron	Marshall Is.	1/01 – 6/30	—
Alkmene Shipping Corporation	Star N	Marshall Is.	1/01 – 6/30	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	1/01 – 6/30	—
Dione Shipping Corporation	Lumen N	Marshall Is.	1/01 – 6/30	—
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01 – 6/30	—
Rhea Shipping Corporation	Perseus N	Marshall Is.	1/01 – 6/30	—
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01 – 6/30	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 6/30	—
Kleio Shipping Corporation (6)	TBN XI	Marshall Is.	1/01 – 6/30	—
Polymnia Shipping Corporation (6)	TBN XII	Marshall Is.	1/01 – 6/30	—
Goddess Shiptrade Inc. (21)	Navios Astra	Marshall Is.	1/01 – 6/30	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	1/01 – 6/30	—

Table of Contents	F- 11

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01 – 6/30	—
Thalia Shipping Corporation (6)	TBN XV	Marshall Is.	1/01 – 6/30	—
Muses Shipping Corporation (6)	TBN XVI	Marshall Is.	1/01 – 6/30	—
Euterpe Shipping Corporation (8)	TBN XIV	Marshall Is.	1/01 – 6/30	—
Calliope Shipping Corporation (6)	TBN XIII	Marshall Is.	1/01 – 6/30	—
Karpathos Shipping Corporation (6)	TBN XXI	Marshall Is.	6/22 – 6/30	—
Patmos Shipping Corporation (6)	TBN XXII	Marshall Is.	6/22 – 6/30	—
Tarak Shipping Corporation (6)	TBN XVIII	Marshall Is.	4/26 – 6/30	—
Astrovalos Shipping Corporation (8)	TBN XVII	Marshall Is.	4/26 – 6/30	—
Ithaki Shipping Corporation (27)	TBN XX	Marshall Is.	4/26 – 6/30	—
Gavdos Shipping Corporation (6)	TBN XIX	Marshall Is.	4/26 – 6/30	—

(1)	The vessel was sold on August 13, 2021.

(2)	The vessel was sold on October 29, 2021.

(3)	The vessel was acquired on July 9, 2021.

(4)	The vessel was sold on August 16, 2021.

(5)	The vessel was sold in September 2022.

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessel was acquired on June 30, 2021 (see Note 5 – Vessels, net).

(8)	Expected to be delivered by the first half of 2024.

(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 – Leases).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction.

(13)	The vessel was sold on December 10, 2020.

(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.

(15)	The vessels were acquired on September 30, 2020.

(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net).

(17)	The vessel was sold on January 13, 2021 (see Note 5 – Vessels, net).

(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).

(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).

(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).

(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.

(23)	The vessel was sold on July 31, 2021.

(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net).

(25)	Expected to be delivered by the second half of 2023.

(26)	The vessel was acquired on June 4, 2021 (see Note 5 – Vessels, net).
(27)	Expected to be delivered by the first half of 2025.
(28)	The vessel agreed to be sold in February 2022. The sale is expected to be completed in September 2022 (see Note 5 – Vessels, net).
(29)	The vessel was delivered on July 27, 2022 (see Note 12 – Commitments and Contingencies).
(30)	The vessel was delivered on July 5, 2022 (see Note 12 – Commitments and Contingencies).
(31)	The vessel agreed to be sold in September 2022. The sale is expected to be completed in the fourth quarter of 2022 (see Note 17 – Subsequent Events).

Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $255,288 and $145,241 for the three month periods ended June 30, 2022 and 2021, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $476,606 and $207,740 for the six month periods ended June 30, 2022 and 2021, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $10,835 and $4,389 for the three month periods ended June 30, 2022 and 2021, respectively. Revenue from voyage contracts amounted to $17,406 and $5,609 for the six month periods ended June 30, 2022 and 2021, respectively.

Table of Contents	F- 12

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $13,726 and $2,379 for the three month periods ended June 30, 2022 and 2021, respectively. Revenue from vessels operating in pooling arrangements amounted to $22,392 and $3,723 for the six month periods ended June 30, 2022 and 2021, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $812 and $0 for the three month periods ended June 30, 2022 and 2021, respectively. Profit-sharing revenue amounted to $874 and $0 for the six month periods ended June 30, 2022 and 2021, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2021. On January 1, 2022, the Company adopted the provisions of ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”) and this adoption did not have a material effect on Company’s interim condensed consolidated financial position, results of operations, and cash flows.

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and amongst Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers LP”) and Navios Maritime Containers GP LLC, Navios Containers LP’s general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers LP, with Navios Containers LP continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers LP became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers LP that was held by a unitholder other than Navios Partners, Navios Containers LP and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger (“Second Merger”), Navios Containers LP merged with and into Navios Maritime Containers Sub LP (“Navios Containers” which shall include all its predecessors), with Navios Containers continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain gain of $44,053. The transaction resulted in a bargain gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”).

Table of Contents	F- 13

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the unfavorable lease terms (intangible liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 8.89%.

As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of NMCI as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying condensed Consolidated Statement of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Since the completion of the merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ condensed Consolidated Statements of Operations.

For the three month periods ended June 30, 2022 and June 30, 2021, transaction costs amounted to $0 and $87, respectively, have been expensed in the condensed Consolidated Statement of Operations within the caption “General and administrative expenses”.

For the six month periods ended June 30, 2022 and June 30, 2021, transaction costs amounted to $0 and $188, respectively, have been expensed in the condensed Consolidated Statement of Operations within the caption “General and administrative expenses”.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624
Total purchase price	298,621
Fair value of assets acquired and liabilities assumed:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavorable lease terms	(224,490)
Long term debt and financial liabilities assumed (including current portion)	(227,434)
Current liabilities	(5,416)
Fair value of net assets acquired	342,674
Bargain gain	$44,053

 The acquired intangible, listed below, as determined at the acquisition date and amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$(126,710)	(52,501)	(20,431)	(12,462)	(11,445)	(941)	$(224,490)

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the acquired identifiable intangible liability:

Amount
Description
Unfavorable lease terms	$(224,490)

ACQUISITION OF NAVIOS ACQUISITION

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Maritime Acquisition Corporation (“Navios Acquisition”), thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ Consolidated Statements of Operations commencing on August 26, 2021.

Table of Contents	F- 14

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 15, 2021, Navios Partners completed the merger with Navios Acquisition (the “NNA Merger” and together with the NMCI Merger, the “Mergers”) and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the Consolidated Balance Sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211,597 over the fair value of the consideration transferred of $150,000 and the fair value of the noncontrolling interest of $57,635, resulted in a bargain gain upon obtaining control of $3,962.

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using the Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) were determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 10.43%.

Navios Acquisition’s balances are included in Navios Partners’ condensed Consolidated Balance Sheets as of June 30, 2022 and Navios Partners’ Consolidated Balance Sheets as of December 31, 2021, while Navios Acquisitions’ results of operations are only included in Navios Partners’ condensed Consolidated Statement of Operations for the three and six month periods ended June 30, 2022.

The following table summarizes the fair value of the consideration transferred the fair value of assets acquired and liabilities assumed and the fair value of the noncontrolling interest in Navios Acquisition assumed on August 25, 2021:

Purchase consideration:
Fair value of the consideration	$150,000
Fair value of noncontrolling interest (37.6%)	57,635
Total purchase consideration	207,635
Fair value of Navios Acquisition’s assets acquired and liabilities assumed:
Vessels	1,003,040
Other long-term assets	27,291
Operating lease assets	128,619
Current assets (including cash and restricted cash of $32,394)	64,180
Favorable lease terms	112,139
Unfavorable lease terms	(6,529)
Long term debt and financial liabilities assumed (including current portion)	(811,608)
Operating lease liabilities (including current portion)	(128,619)
Current liabilities	(176,916)
Fair value of Navios Acquisition’s net assets	211,597
Bargain gain upon obtaining control	$3,962

The intangible assets and liabilities, listed below, as determined at the date of obtaining control and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six and thereafter	Total
Time charters with favorable lease terms	$24,398	18,232	18,156	17,702	11,182	22,469	$112,139
Time charters with unfavorable lease terms	$(4,672)	(1,857)	—	—	—	—	$(6,529)

Table of Contents	F- 15

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible assets and liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the identifiable intangible asset and liability at the date of obtaining control:

Amount
Description
Favorable lease terms	$112,139
Unfavorable lease terms	$(6,529)

NOTE 4 – CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$163,362	$159,467
Restricted cash	11,262	9,979
Total cash and cash equivalents and restricted cash	$174,624	$169,446

As of June 30, 2022 and December 31, 2021, restricted cash amounted to $11,262 and $9,979, respectively, and mainly related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	6,274	(71,930)	(65,656)
Balance June 30, 2022	$3,226,901	$(439,987)	$2,786,914

During the six month periods ended June 30, 2022 and 2021, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $6,274 and $4,865, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows (see Note 13 – Transactions with related parties and affiliates).

Acquisition of Vessels

2021

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 13 – Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for a purchase price of $28,567 (including $67 capitalized expenses) (see Note 13 – Transactions with Related Parties).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 13 – Transactions with related parties and affiliates).

Table of Contents	F- 16

NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 13 – Transactions with related parties and affiliates).

The acquisition of the individual vessels from Navios Holdings (except for the Navios Koyo) and Navios Acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

Sale of Vessels

2021

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11,074.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4,559.

Following the sale of the vessels during the period ended June 30, 2021, the aggregate amount of $511, was presented under the caption “Loss on sale of vessels” in the condensed Consolidated Statements of Operations.

Vessels agreed to be sold

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party, for an aggregate sale price of $220,000. In September 2022, Navios Partners completed the sale of the Navios Utmost. The sale of the Navios Unite is expected to be completed in September 2022.

NOTE 6 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of June 30, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Amortization for the period	—	(12,430)	(12,430)
Favorable lease terms June 30, 2022	$195,854	$(107,862)	$87,992

Amortization expense of favorable lease terms for each of the periods ended June 30, 2022 and 2021 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Favorable lease terms	$(5,565)	$(292)	$(12,430)	$(583)
Total	$(5,565)	$(292)	$(12,430)	$(583)

The aggregate amortization of the intangibles for the 12-month periods ending June 30, is estimated to be as follows:

Period	Amount
2023	$18,483
2024	18,156
2025	17,702
2026	11,180
2027 and thereafter	22,471
Total	$87,992

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 5.9 years for the remaining favorable lease terms.

Intangible liabilities as of June 30, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Amortization for the period	—	(39,426)	(39,426)
Unfavorable lease terms June 30, 2022	$231,019	$(147,964)	$83,055

Amortization income of unfavorable lease terms for each of the periods ended June 30, 2022 and 2021 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Unfavorable lease terms	$17,587	$42,026	$39,426	$42,026
Total	$17,587	$42,026	$39,426	$42,026

The aggregate amortization of the intangible liabilities for the 12-month periods ending June 30 is estimated to be as follows:

Period	Amount
2023	$44,586
2024	16,792
2025	12,204
2026	9,473
Total	$83,055

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 2.7 years for the remaining unfavorable lease terms.

NOTE 7 – BORROWINGS

Borrowings as of June 30, 2022 and December 31, 2021 consisted of the following:

	June 30, 2022	December 31, 2021
Credit facilities	$799,796	$825,267
Financial liabilities	499,570	549,178
Total borrowings	$1,299,366	$1,374,445
Less: Current portion of long-term borrowings, net	(221,301)	(255,137)
Less: Deferred finance costs, net	(12,023)	(12,736)
Long-term borrowings, net	$1,066,042	$1,106,572

As of June 30, 2022, the total borrowings, net of deferred finance costs under the Navios Partners’ credit facilities and financial liabilities were $1,287,343.

Credit Facilities

As of June 30, 2022, the Company had secured credit facilities with various banks with a total outstanding balance of $799,796. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest rate (as defined in the loan agreement) plus spread ranging from 225 bps to 310 bps, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from the second quarter of 2023 to the second quarter of 2027. See also the maturity table included below.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Hellenic Bank Public Company Limited: On May 9, 2022, Navios Partners entered into a new credit facility with Hellenic Bank Public Company Limited of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $25,235 and is repayable in one installment of $1,455, 13 quarterly installments of $1,035 each, five quarterly installments of $895 each and one installment of $850 together with a final balloon payment of $5,000 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus credit adjustment spread plus 250 bps per annum.

Skandinaviska Enskilda Banken AB: On June 29, 2022, Navios Partners entered into a new credit facility with Skandinaviska Enskilda Banken AB of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $55,000 and is repayable in 19 consecutive quarterly installments of $1,960 each and a final balloon payment of $17,760 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus 225 bps per annum.

ABN Amro Bank N.V.: On March 28, 2022, Navios Partners entered into a new credit facility with ABN Amro Bank N.V. of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of June 30, 2022, the total outstanding balance was $53,300 and is repayable in 19 consecutive quarterly installments of $1,700 each together with a final balloon payment of $21,000 to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 225 bps per annum.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries.

Financial Liabilities

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In May 2022, the Company exercised its purchase option for two out of six vessels before the end of the lease term, by prepaying a predetermined amount and an amount of $11,295 was prepaid. As of June 30, 2022, the outstanding balance under these agreements was $51,250 and is repayable through periods ranging from three to six years in consecutive quarterly installments of up to $1,834 each, with a repurchase obligation of up to $16,500 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

As of each of June 30, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $10,078, and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of June 30, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2022 was 4.27% and 3.98%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2021 was 3.90% and 3.90%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods ending June 30 and thereafter of all borrowings of Navios Partners outstanding as of June 30, 2022, based on the repayment schedules of the respective credit facilities and financial liabilities.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Period ending June 30,	Amount
2023	225,844
2024	293,367
2025	375,070
2026	171,492
2027 and thereafter	233,593
Total	$1,299,366

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the long-term nature of these receivables.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$163,362	$163,362	$159,467	$159,467
Restricted cash	$11,262	$11,262	$9,979	$9,979
Amounts due from related parties, short-term	$14,722	$14,722	$—	$—
Amounts due from related parties, long-term	$36,302	$36,302	$35,245	$35,245
Amounts due to related parties, short-term	$—	$—	$(64,204)	$(64,204)
Long-term borrowings, including current portion, net	$(1,287,343)	$(1,299,366)	$(1,361,709)	$(1,374,445)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2022 and December 31, 2021.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

	Fair Value Measurements as at June 30, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$163,362	$163,362	$—	$—
Restricted cash	$11,262	$11,262	$—	$—
Amounts due from related parties, short-term (2)	$14,722	$—	$14,722	$—
Amounts due from related parties, long-term (3)	$36,302	$—	$36,302	$—
Long-term borrowings, including current portion, net (1)	$(1,299,366)	$—	$(1,299,366)	$—

	Fair Value Measurements as at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$159,467	$159,467	$—	$—
Restricted cash	$9,979	$9,979	$—	$—
Amounts due from related parties, long-term (3)	$35,245	$—	$35,245	$—
Amounts due to related parties, short-term (4)	$(64,204)	$—	$(64,204)	$—
Long-term borrowings, including current portion, net (1)	$(1,374,445)	$—	$(1,374,445)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)	The fair value of the Company’s short-term receivable from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.
(3)	The fair value of the Company’s long-term receivable from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.
(4)	The fair value of the Company’s short-term payable to related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

As of each of June 30, 2022 and December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

NOTE 9 – ISSUANCE OF UNITS

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $110,000. As of June 30, 2021 and December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners had issued 2,914,022 units and 3,963,249 units, respectively, and received net proceeds of $78,134 and $103,691, respectively. Pursuant to the issuance of the common units, as of June 30, 2021 and December 31, 2021, Navios Partners issued 59,470 and 80,883 general partnership units, respectively, to its General Partner in order to maintain its 2.0% ownership interest. As of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1,636 and $2,172, respectively. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $75,000. As of each of June 30, 2021 and December 31, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners had issued 2,437,624 units and received net proceeds of $73,117. Pursuant to the issuance of the common units, as of each of June 30, 2021 and December 31, 2021, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of each of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1,530. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of each of June 30, 2021 and December 31, 2021, since the date of the amended Sales Agreement, Navios Partners had issued 1,286,857 units and received net proceeds of $23,918. Pursuant to the issuance of the common units, as of each of June 30, 2021 and December 31, 2021, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. As of each of June 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were $501. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3,911 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Pursuant to the terms of the NNA Merger Agreement, each outstanding common unit of Navios Acquisition that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1,893 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $40 and $82 for the three and six month periods ended June 30, 2022, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2019, 2018 and 2017 and February 2019, amounted to $116 and $234 for the three and six month periods ended June 30, 2021, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of June 30, 2022, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2018 and 2019 not yet recognized was $84.

As of June 30, 2022, there were 42,916 restricted common units outstanding that remained unvested.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 10 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended June 30, 2022	Three Month Period ended June 30, 2021	Six Month Period ended June 30, 2022	Six Month Period ended June 30, 2021
Asia	$180,047	$86,858	$321,244	$124,940
Europe	77,047	51,803	150,963	72,465
North America	23,567	13,348	45,071	19,667
Total	$280,661	$152,009	$517,278	$217,072

NOTE 11 – INCOME TAXES

The Republic of the Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of the Republic of the Marshall Islands, Malta, Cayman Islands, Liberia, British Virgin Islands and Hong Kong, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of June 30, 2022, the total amount of $6,451, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of June 30, 2022, the total amount of $13,648, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5,250 was paid in August 2021 and the remaining amount of $5,250 will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023. As of June 30, 2022, the total amount of $5,508, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of June 30, 2022, the total amount of $1,820, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12,000, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6,000 was paid in September 2021 and the remaining amount of $6,000 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel. As of June 30, 2022, the total amount of $6,348, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. On July 27, 2022, Navios Partners took delivery of the Navios Primavera. Navios Partners agreed to pay in total $6,316, of which $3,158 was paid in April 2021 and the remaining amount of $3,158 was paid in the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease. Consequently, as of June 30, 2022, the Company has capitalized the installments paid by the owner-lessor to the yard, amounted to $6,316 and recognized an equal amounted liability presented under the caption “Other long-term liabilities” in the condensed Consolidated Balance Sheets. As of June 30, 2022, the total amount of $12,632 (including installments of $6,316 paid by the owner-lessor to the yard) is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. In May 2022, the aggregate amount of $12,320 in relation to the second instalment for two vessels, was paid. As of June 30, 2022, the total amount of $36,960 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. As of June 30, 2022, the total amount of $12,320 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and in 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12,565 in relation to the first installment for two vessels, was paid. In the second quarter of 2022, the aggregate amount of $18,848 in relation to the first installment for two vessels and the second installment of one vessel, was paid. As of June 30, 2022, the total amount of $31,413 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $6,860, of which $3,430 was paid in July 2021 and the remaining amount of $3,430 was paid in April 2022. In January 2022, Navios Partners declared its option to purchase the vessel. As of June 30, 2022, the total amount of $6,860 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. Navios Partners agreed to pay in total $23,400 in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel.

In June 2022, Navios Partners agreed to purchase two newbuilding liquified natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for a purchase price of $120,610 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $48,244 in four installments for each vessel and the remaining amount of $72,366 for each vessel will be paid upon delivery of the vessel. The closing of the transaction is subject to completion of customary documentation, including the issuance of refund guarantees.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the Erbil. The average daily rate under bareboat charter-in agreement of Erbil amounts to $21. As of June 30, 2022, the total amount of $2,642 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. The average daily rate under bareboat charter-in agreement of the Nave Electron amounts to $21. As of June 30, 2022, the total amount of $1,900 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In the second quarter of 2020, Navios Acquisition exercised its option for Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. The average daily rate under this bareboat charter-in agreement will amount to $21. As of June 30, 2022, the total amount of $294 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

As of June 30, 2022, the Company’s future minimum lease commitments under the Company’s charter-in contracts, are as follows:

Period ending June 30,	Amount
2023	53,366
2024	64,200
2025	63,725
2026	63,509
2027	62,925
2028 and thereafter	418,545
Total	$726,270

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.83 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.65 per day per VLCC.

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

Pursuant to the acquisition of the 36-vessel drybulk fleet, which includes charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and six month periods ended June 30, 2022 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $3,628 and $6,274, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

During the three and six month periods ended June 30, 2021 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $1,398 and $4,865, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three and six month periods ended June 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2,342 and $5,297, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and six month periods ended June 30, 2022 amounted to $73,989 and $147,161, respectively. Total vessel operating expenses for the three and six month periods ended June 30, 2021 amounted to $41,771 and $64,733, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2022 amounted to $10,318 and $20,523, respectively. Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2021 amounted to $6,113 and $9,798, respectively.

Balance due from/ (to) related parties: Balance due from related parties (both short and long term) as of June 30, 2022 and December 31, 2021 amounted to $51,024 and $35,245, respectively, of which the current receivable was $14,722 and $0, respectively, and the long-term receivable was $36,302, and $35,245, respectively. Balance due to related parties, short-term as of June 30, 2022 and December 31, 2021 amounted to $0 and $64,204, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2021

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for a purchase price of $28,567 (including $67 capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500.

Following the completion of the NMCI Merger on March 31, 2021, the 29-vessel fleet of Navios Containers was included in Navios Partners’ owned fleet.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. The full amount of the facility was drawn. The facility bore interest at the rate of 11.50% per annum. As of each of June 30, 2022 and December 31, 2021, the outstanding balance of $45,000 was eliminated upon consolidation. The full amounts borrowed, including accrued interest, were repaid in August 2022.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bore interest at a rate of 11% per annum, payable quarterly.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30,000 of the outstanding balance of the NSM Loan Agreement and (ii) the repayment of $35,000 of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33,112.

On December 23, 2021, the outstanding amount of $33,112 was repaid. As of June 30, 2022, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms applicable to other outstanding shares of common stock of Navios Acquisition.

NOTE 14 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021. The aggregate amount of the declared distribution was $1,127.

In July 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2021 of $0.05 per unit. The distribution was paid on August 12, 2021 to all unitholders of common units and general partner units of record as of August 9, 2021. The aggregate amount of the declared distribution was $1,384.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022. The aggregate amount of the declared distribution was $1,541.

In July 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2022 of $0.05 per unit. The distribution was paid on August 12, 2022 to all unitholders of common units and general partner units of record as of August 9, 2022. The aggregate amount of the declared distribution was $1,541.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the six month periods ended June 30, 2022 and 2021.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net income	$118,160	$99,913	$203,825	$236,592
Income attributable to:
Common unitholders	$115,797	$97,914	$199,749	$231,860
Weighted average units outstanding basic
Common unitholders	30,154,171	22,653,219	30,154,171	17,041,426
Earnings per unit basic:
Common unitholders	$3.84	$4.32	$6.62	$13.61
Weighted average units outstanding diluted
Common unitholders	30,197,087	22,739,569	30,197,087	17,127,776
Earnings per unit diluted:
Common unitholders	$3.83	$4.31	$6.61	$13.54
Earnings per unit distributed basic:
Common unit holders	$0.05	$0.05	$0.10	$0.10
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.10	$0.10

Potential common units of 42,916 and 86,350 for the six month periods ended June 30, 2022 and 2021, respectively, are included in the calculation of diluted earnings per unit.

NOTE 15 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Bareboat charter-in contracts

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $5.9. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The average daily rate under bareboat charter-in agreement each of Baghdad and Erbil, amounts to $21. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $21. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra, 5% for the Navios Amitie and the Navios Star, 6% for Baghdad and Erbil and 4% for the Nave Electron.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of June 30, 2022 and December 31, 2021, the unamortized balance of the lease liability amounted $234,867 and $243,804, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net, non-current portion” in the condensed Consolidated Balance Sheets. Right of use assets amounted $235,822 and $244,337 as at June 30, 2022 and December 31, 2021, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense for the three and six month periods ended June 30, 2022 amounted to $7,702, and $15,319, respectively. Lease expense for the three and six month periods ended June 30, 2021 amounted to $841 and $1,354, respectively. Lease expense is included under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three and six month periods ended June 30, 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $18,117 and $34,299, respectively. For the three and six month periods ended June 30, 2021, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $3,917 and $4,889, respectively. Sublease income is included in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of June 30, 2022:

Period ending June 30,	Amount
2023	$30,558
2024	30,615
2025	30,356
2026	30,368
2027 and thereafter	181,207
Total	$303,104
Operating lease liabilities, including current portion	$234,867
Discount based on incremental borrowing rate	$68,237

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of 10-years for the vessels Baghdad and Erbil. The agreement includes an optional period of five years. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the condensed Consolidated Statements of Operations on a straight-line basis. For the three and six month periods ended June 30, 2022, the charter hire income (net of commissions, if any) amounted to $5,247 and $10,432, respectively and it is included in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

NOTE 16 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2022	December 31, 2021
Prepaid voyage costs	$4,353	$2,829
Inventories	26,408	21,072
Claims receivable	26,459	5,568
Other	4,368	3,651
Total prepaid expenses and other current assets	$61,588	$33,120

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 17 – SUBSEQUENT EVENTS

In July 2022, Navios Partners agreed to enter into a new credit facility with a commercial bank for a total amount of up to $86,240 in order to finance the acquisition of two newbuilding 5,300 TEU containerships. The credit facility will mature seven years after the drawdown and will bear interest at SOFR plus 200 bps per annum. The facility remains subject to completion of definitive documentation and is expected to close in the third quarter of 2022.

On July 26, 2022, Navios Partners agreed to acquire a 36-vessel drybulk fleet for a gross purchase price of $835,000, including the assumption of $441,641 of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. The fleet consists of 26 owned vessels and 10 chartered-in vessels (all with purchase options). On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

In September 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount up to $210,000 in order to refinance indebtness secured on 15 drybulk vessels and five containerships. The credit facility matures in the second quarter of 2025 and bears interest at SOFR plus 250 bps per annum.

On September 6, 2022, Navios Partners agreed to sell the Navios Camelia, a 2009-built Panamax vessel of 75,162 dwt to an unrelated third party for a sale price of $15,000. The sale is expected to be completed during the fourth quarter of 2022.

Table of Contents	F- 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: September 13, 2022